# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
Suitable, Inc.

***Legal status of issuer***

       ***Form***
       Corporation

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of organization***
       November 6, 2015

***Physical address of issuer***
15701 Condon Ave, Unit B3, Lawndale, CA 90260

***Website of issuer***
https://www.senestudio.com

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Series Seed-2 Preferred Stock

***Target number of Securities to be offered***
47,710

***Price (or method for determining price)***
$0.524

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

***Maximum offering amount (if different from target offering amount)***
$535,000

***Deadline to reach the target offering amount***
January 29, 2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
6

|  | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
|---|---|---|
| **Total Assets** | $267,315 | $209,816 |
| **Cash & Cash Equivalents** | $140,486 | $108,020 |
| **Accounts Receivable** | $0 | $1,907 |
| **Short-term Debt** | $234,000 | $222,306 |
| **Long-term Debt** | $144,903 | $0 |
| **Revenues/Sales** | $1,146,666 | $689,176 |
| **Cost of Goods Sold** | $475,150 | $175,348 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | ($225,799) | ($26,880) |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)
### November 5, 2021

## Suitable, Inc.



## Up to $535,000 of Series Seed-2 Preferred Stock

Suitable, Inc. ("Suitable", "Sene", "Sene Studio", the "Company," "we," "us", or "our"), is offering up to $535,000 worth of Series Seed-2 Preferred Stock of the Company (the "Securities") through Regulation CF. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 29, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $175,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 14, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $535,000 (the "Maximum CF Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $999.79 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such a state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.senestudio.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.seedinvest.com/sene.

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of

any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Suitable, Inc. (doing business as Sene) ("the Company") was incorporated on November 6, 2015 under the laws of the State of Delaware, and is headquartered in Los Angeles, California.

The Company is located at 15701 Condon Ave, Unit B3, Lawndale, CA 90260.

The Company's website is https://www.senestudio.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/jassby and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Series Seed-2 Preferred Stock being offered** | $25,000 |
| **Maximum amount of Series Seed-2 Preferred Stock through Regulation CF** | $535,000 |
| **Purchase price per Security** | $0.524 |
| **Minimum investment amount per investor** | $999.79 |
| **Offering deadline** | January 29, 2022 |
| **Use of proceeds** | See the description of the use of proceeds on page 13, 14, and 15 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 14, 17, and 18 hereof. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***Failure to obtain new clients could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

***The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.*** The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

***Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.*** The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

***In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment.*** The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company.*** Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

***Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales.*** The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

***The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.*** The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

***The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

***The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*** Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

***In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions.*** Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*** Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway to continue operation through the end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth in 2022.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company has an outstanding EIDL loan that is secured debt.*** The Company has approximately $160,900 in secured debt due to this EIDL loan as of December 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $160,900. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date.

This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

***The Company has outstanding SAFEs.*** The Company issued Simple Agreements for Future Equity (SAFEs) during 2021, and the total amount of outstanding SAFEs is $335,000. The majority of SAFEs carry a valuation cap of $12,000,000 and all carry a discount rate is 20%. As of September 30, 2021, $315,000 worth of principal of SAFEs have been converted into shares of preferred stock.

***The Company has not filed a Form D for its prior offerings of securities.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

**Risks Related to the Securities**

***The Series Seed-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-2 Preferred Stock. Because the Series Seed-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.31% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Your ownership of the Series Seed-2 Preferred Stock may be subject to dilution.*** Purchasers of Series Seed-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-2 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-2 Preferred Stock.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of eq uity with rights that are superior to the class of equity being sold.

**BUSINESS**

**Description of the Business**

Suitable, Inc. was founded on November 6, 2015 in the state of Delaware. Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make custom clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

**Business Plan**

At Sene, we are revolutionizing apparel by creating a custom-fit zero-inventory clothing brand. We do this by replacing the tailor with data science. Nice clothing is often uncomfortable and doesn't fit well, so Sene custom-makes clothing for women and men with technical fabrics.

Customers take Sene's SmartFit Quiz online to generate their custom fit and place their order. The garment is laser-cut, hand-assembled, and arrives in 2-3 weeks. We make custom risk-free through our 60 Day Guarantee. All alterations, remakes, exchanges and returns are 100% free. Our approach to apparel is: Environmentally friendly: We only make a piece of clothing if there is someone there to wear it; Capital-efficient: We have a negative cash conversion cycle, where we are paid before we make a piece of clothing; and Hyper-personal: We build radical loyalty with customers through personalization based on preference.

Sene's flagship product strategy is similar to that of other beloved consumer brands like Allbirds and Away. Under the umbrella of a cohesive lifestyle brand, we create hero products that are evergreen and target massive markets. Sene's first two flagship products, the FlexTech Suit and the AirJeans, address the suit and denim markets. These two products combined represent a $100M market opportunity within the United States alone. For both products, Sene differentiates based on the combination of custom fit and comfortable materials. Each flagship is an elevated redesign of a classic style. Sene provides a fresh alternative for consumers because of the following trends: desire for personalization, scrutiny of environmental impact, demand for inclusivity, and shift toward responsible ownership of fewer better things.

Our FlexTech Suit: the market size for suits in the US is $2.7 billion conservatively and is an estimated $25 - $40M opportunity in the US alone. The FlexTech Suit sits at the intersection of the casualization of fashion, the demand for comfort, and versatile design that blends work and pleasure. By combining custom fit and technical materials, we are carving out space amidst other apparel brands. The AirJeans: the market size for denim in the US is $17.6 billion. Custom denim products like the AirJeans are an estimated $60 - $75M opportunity in the US alone. Fit is one of the most common challenges for customers. By combining custom fit and technical denim, Sene is carving out space amidst other high-quality denim brands.

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 13.21% of the proceeds, or $23,125, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 9.37% of the proceeds, or $50,125, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Marketing & Growth | 50% | 50% | 55% |
| Software Development | 25% | 25% | 25% |
| Hiring & Salaries | 25% | 25% | 10% |
| Data Science | 0% | 0% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Raymond Li | Founder & CEO (Jan 2017 – Present) | Sene, Founder & CEO (Jan 2017 – Present) Oversee all strategic decisions, Establish brand vision, Design new product and collections, Communicate with investors and board of advisors, Run brand marketing and partnerships, Concept and produce content |
| Mark Zheng | President (Feb 2018 – Present) | Sene, Chief of Growth & Partner (Feb 2018 – Present) Oversee performance growth marketing; Oversee company financials; Ensure operational functions are running smoothly |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 18,866,667 | Yes | N/A | 91.0% | N/A |
| Series Pre-Seed Preferred Stock | 1,857,461 | No | N.A | 9.0% | Rights as set in the Company's COI |
| Employee Stock Plan | 1,174,216 | No | N/A | 0% (5.36% available) | N/A |
| Convertible Securities (SAFEs) | $335,000 | If Converted | N/A | N/A | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Maturity date | Other material terms |
|---|---|---|---|---|---|
| Government Loan Payable | EIDL | $160,900 | 10% | N/A | N/A |

### Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|------|------------------------------------------|----------------------|
| Raymond Li | 11,511,111 Common Shares | 55.54% |
| Mark Zheng | 5,755,556 Common Shares | 27.77% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations
Suitable, LLC was formed on August 27, 2013 ("Inception") in the State of Delaware. On November 30, 2015, the Company was converted to Suitable, Inc. a Delaware Corporation. The financial statements of Suitable, Inc. (which may be referred to as "Suitable", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

### Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $240,000 cash on hand as of September 30, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

### Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $12,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Pre-Seed SAFE | November 2018 | Regulation D, 506b | SAFE Note | $20,000 | Working Capital |
| Pre-Seed Preferred | December 2019 | Regulation CF & Regulation D, 506c | Preferred Equity | $450,000 at. $0.2581 / share issue price | Working Capital |
| Seed SAFE | April 2021 | Regulation D, 506b | SAFE Note | $315,000 | Working Capital |

*The issued SAFE Notes from November 2018 have converted into Series Seed-1 (Pre-Seed) Preferred Stock.*
*The issued SAFE Notes from 2021 are expected to convert into Series Seed-2 Preferred Stock in this Offering.*

**THE OFFERING AND THE SECURITIES**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-2 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $175,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999.79. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series Seed-2 Preferred Stock in the Regulation D offering converts under similar terms to the Series Seed-2 Preferred Stock in this offering.

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Previously Issued Preferred Stock***

***Series Seed-1 Preferred Stock (f.k.a Series Pre-Seed)***

***Series Seed-2 Preferred Stock***

*Dividend Rights*
Holders of Series Seed-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
So long as a certain percentage of the original number of Series Seed-2 Preferred Stock is outstanding, holders of Series Seed-2 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed-2 Preferred Stock voting as a separate class. The matters include votes to:

• alter the rights, powers or privileges of the Series Seed-2 Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed-2 Preferred Stock;
• increase or decrease the authorized number of shares of any class or series of capital stock;
• authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
• redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
• declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
• increase or decrease the number of directors;
• liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed-2 Preferred Stock.

The Series Seed-2 Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-2 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-2 Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
The Series Seed-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

*Rights under the Series Seed-2 Preferred Stock Investment Agreement*
Under the Series Seed-2 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed-2 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed-2 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

**What it means to be a minority holder**
As an investor in Series Seed-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Even once the Series Seed-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-2 Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor who is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/**Raymond Li**

(Signature)

Raymond Li

(Name)

Founder & Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/**Raymond Li**

(Signature)

Raymond Li

(Name)

Founder & Chief Executive Officer

(Title)

November 5, 2021

(Date)

/s/**Mark Zheng**

(Signature)

Mark Zheng

(Name)

President

(Title)

November 5, 2021

(Date)

***Instructions.***

1.    The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.    The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

# SUITABLE, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
Suitable, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Suitable, Inc.  (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*SetApart FS*

May 14, 2021
Los Angeles, California

**Suitable, Inc.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | **2020** | **2019** |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 140,486 | $ 108,020 |
| Account receivables, net | - | 1,907 |
| Inventories | 123,479 | 85,568 |
| Prepaids and other current assets | 3,350 | 14,321 |
| **Total current assets** | **267,315** | **209,816** |
| | | |
| Property and Equipment, net | 3,836 | 2,912 |
| Security deposit | 7,800 | - |
| **Total assets** | **$ 278,951** | **$ 212,728** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Credit cards | $ 206,174 | $ 112,367 |
| Current portion of Loan Payable and Promissory Note | 4,997 | 109,790 |
| Other current liabilities | 22,829 | 149 |
| **Total current liabilities** | **234,000** | **222,306** |
| | | |
| Loan Payable and Promissory Note | 144,903 | - |
| **Total liabilities** | **378,903** | **222,306** |
| | | |
| **STOCKHOLDERS EQUITY** | | |
| Common Stock | 189 | 181 |
| Preferred Stock - Series Seed | 19 | 19 |
| Additional Paid in Capital | 785,808 | 650,390 |
| Retained earnings/(Accumulated Deficit) | (885,967) | (660,168) |
| | | |
| **Total stockholders' equity** | **(99,952)** | **(9,578)** |
| | | |
| **Total liabilities and stockholders' equity** | **$ 278,951** | **$ 212,728** |

*See accompanying notes to financial statements.*

**Suitable, Inc.**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2020** | | **2019** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 1,146,666 | $ | 689,176 |
| Cost of goods sold | | 475,150 | | 175,348 |
| Gross profit | | 671,516 | | 513,828 |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 537,351 | | 335,764 |
| Sales and marketing | | 568,892 | | 204,627 |
| Total operating expenses | | 1,106,243 | | 540,391 |
| | | | | |
| Operating income/(loss) | | (434,726) | | (26,563) |
| | | | | |
| Interest expense | | 14,238 | | 316 |
| Other Loss/(Income) | | (223,165) | | - |
| Income/(Loss) before provision for income taxes | | (225,799) | | (26,880) |
| Provision/(Benefit) for income taxes | | - | | - |
| | | | | |
| **Net income/(Net Loss)** | **$** | **(225,799)** | **$** | **(26,880)** |

*See accompanying notes to financial statements.*

**Suitable, Inc.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Common Stock | | Preferred Stock - Series Seed | | Additional Paid in Capital | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance—December 31, 2018 | 18,120,000 | $  181 | 1,857,461 | $  19 | $  568,235 | $  (633,288) | $  (64,853) |
| Capital contribution | - | - | - | - | 82,155 | - | 82,155 |
| Net income/(loss) | - | - | - | - | - | (26,880) | (26,880) |
| Balance—December 31, 2019 | 18,120,000 | $  181 | 1,857,461 | $  19 | $  650,390 | $  (660,168) | $  (9,578) |
| Issuance of Common Stock | 746,667 | 7 | - | - | 135,418 | - | 135,426 |
| Net income/(loss) | - | - | - | - | - | (225,799) | (225,799) |
| Balance—December 31, 2020 | 18,866,667 | $  189 | 1,857,461 | $  19 | $  785,808 | $  (885,967) | $  (99,952) |

*See accompanying notes to financial statements.*

**Suitable, Inc.**
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (225,799) | $ | (26,880) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of property | | 1,242 | | 728 |
| Changes in operating assets and liabilities: | | | | |
| Account receivables, net | | 1,907 | | - |
| Inventories | | (37,911) | | (85,568) |
| Prepaid expenses and other current assets | | 10,971 | | (14,321) |
| Credit cards | | 93,807 | | 51,917 |
| Other current liabilities | | 22,680 | | (9,107) |
| Security deposit | | (7,800) | | |
| **Net cash provided/(used) by operating activities** | | **(140,904)** | | **(83,230)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of property and equipment | | (2,166) | | - |
| Sale of property and equipment | | | | 402 |
| **Net cash provided/(used) in investing activities** | | **(2,166)** | | **402** |
| | | | | |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Issuance of Common Stock | | 135,426 | | - |
| Capital contribution | | | | 82,155 |
| Borrowing on Loan and Promissory Note | | 149,900 | | 68,931 |
| Repayment of Loans and Promissory Note | | (109,790) | | |
| **Net cash provided/(used) by financing activities** | | **175,536** | | **151,086** |
| | | | | |
| Change in cash | | 32,466 | | 68,258 |
| Cash—beginning of year | | 108,020 | | 39,762 |
| **Cash—end of year** | $ | **140,486** | $ | **108,020** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 14,238 | $ | 316 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | $ | - | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Suitable, Inc. was founded on November 6, 2015 in the state of Delaware. The financial statements of Suitable, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Suitable, Inc. is a fashion technology company based in Los Angeles. Suitable Inc. has created a proprietary technology called SmartFit, which is the new operating system for apparel. It enables people to create one-of-a-kind sizes at a speed and price point to make custom clothing a true alternative for off-the-rack sizes. Suitable, Inc. has created a D2C brand that sells exclusively from its website senestudio.com. This brand is for both men and women and offers modern styles with technical fabrics.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related finished goods which are determined using a first-in-first out method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
| --- | --- |
| Computers & Equipment | 5 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Suitable, Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.  The Company has filed tax returns from inception through 2019 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its clothes.

### Cost of sales

Costs of goods sold include fabric, cost of labor, air freight inventory to office

### Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $568,892 and $204,627, which is included in sales and marketing expense.

### Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

### Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 14, 2021, which is the date the financial statements were issued.

### Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3.   INVENTORY

Inventory consists of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Raw materials | $ 123,479 | $ 85,568 |
| **Total Inventories** | **$ 123,479** | **$ 85,568** |

## 4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables.  Prepaids and other current assets consist of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Prepaid expenses | $ 3,350 | $ 14,321 |
| **Total Prepaids and other current assets** | **$ 3,350** | **$ 14,321** |

Other current liabilities consist of the following items:

| As of December 31, | 2020 | 2019 |
|---|---|---|
| Accrued expenses | $ 2,501 | $ - |
| Sales Tax Payable | 17,184 | 149 |
| Gift Cards | 3,144 | |
| **Total Other Current Liabilities** | $ 22,829 | $ 149 |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Computers & Equipment | $ 5,806 | $ 3,640 |
| Property and Equipment, at Cost | 5,806 | 3,640 |
| Accumulated depreciation | (1,970) | (728) |
| **Property and Equipment, Net** | $ 3,836 | $ 2,912 |

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,242 and $728 respectively.

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 23,703,200 shares of common shares with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 18,866,667 and 18,120,000 shares have been issued and are outstanding.

**Preferred Stock-Series Seed**

The Company is authorized to issue shares 4,398,000 of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 1,857,461 shares of preferred shares have been issued and are outstanding.

## 7. DEBT

**Promissory Notes & Loans**

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms re in the following table:

| | | | | For the Year Ended December 2020 | | | | | For the Year Ended December 2019 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| EID Loan | $ 149,900 | 3.75% | 5/16/2020 | 5/16/2050 | $ 2,811 | $ 2,811 | $ | $ 4,997 | $ 144,903 | $ 149,900 | | | | |
| Promissory Note with certain lenders | $ 100,000 | 10.00% | 2/16/2017 | 2/15/2020 | | | | | | $ - | $ - | $ 109,790 | | $ 109,790 |
| Total | | | | | $ 2,811 | $ 2,811 | $ 4,997 | $ 144,903 | $ 149,900 | $ - | $ - | $ 109,790 | $ - | $ 109,790 |

The summary of the future maturities is as follows:

**As of Year Ended December 31, 2020**

| | |
|---|---|
| 2021 | $ 4,997 |
| 2022 | 4,997 |
| 2023 | 4,997 |
| 2024 | 4,997 |
| 2025 | 4,997 |
| Thereafter | 124,917 |
| **Total** | **$ 149,900** |

## 8.    RELATED PARTY

There are no related party transactions

## 9.    COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

| Year | Obligation |
|---|---|
| 2021 | $ 6,612 |
| 2022 | 6,612 |
| 2023 | 1,653 |
| 2023 | - |
| Thereafter | - |
| **Total future minimum operating lease payments** | **$ 14,877** |

Rent expense was in the amount of $ 11,909 and $ 57,897 as of December 31, 2020 and December 31, 2019, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 14, 2021 the date the financial statements were available to be issued.

From January 1, 2021 until May 14, 2021, the company issued SAFEs in the amount of $140,000. The SAFEs carry a valuation cap of $12,000,000 and a discount rate are 20%. No SAFEs have been converted into preferred stocks.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C**
*PDF of SI Website*


sene

# Sene

Custom clothing made accessible for everyone through our SmartFit platform.

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| $1,000 | $12,000,000 | Preferred Equity |
| --- | --- | --- |
| Minimum | Pre-Money valuation | Security Type |

INVEST IN SENE

**Purchased securities are not listed on any exchange.** A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Retail · United States · Fashion · Los Angeles

Website: http://senestudio.com

Share:

Sene is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Form C
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

## Company Highlights

- Over $4.6M in lifetime sales (operation since 2017) with under $800K of outside capital raised (unaudited)
- Achieved over $3M revenue run rate in 2021 (January to September), with a 17% MoM average growth (unaudited)
- Achieved 12% e-commerce refund rate in TTM (October 2020 to September 2021), which is up to 3x better than industry average 20-30% (according to Richpanel)
- Key investors include CEO of United Entertainment Group, former Head of Strategy of Nike, former Chief Digital Officer and SVP of Connected Devices at Under Armour, and Chief Creative Officer of Petrol
- Board of advisors include Adidas's former Chief Supply Chain Officer, IDEO's former Managing Director, and Alexander Wang's former CMO

## Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed-2
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $12,000,000
- Target Minimum Raise Amount: US $175,000
- Offering Type: Side by Side Offering

Sene aims to accelerate society's transition to a more inclusive and sustainable approach to fashion. SmartFit technology aims to power a revolutionary zero-inventory business model that puts Sene closer to the customer than traditional retail.

*"This is how customers are going to want to shop in the future." - Fast Company*

Hello At Sene, our mission is to make custom clothing accessible for everyone through our proprietary SmartFit platform. We believe our zero-inventory back-end, hyper-personalization on front-end, and integration of data science into our product can improve the fashion industry and our customers' experiences.

**How it works:**

- Take Sene's 60-second SmartFit Quiz to generate a custom size and style.
- The fit process and technical pattern creation process is 100% automated, instantly through the SmartFit platform.
- Your one-of-a-kind fit is cut from scratch to fit and delivered in two weeks.
- Every order is covered by Sene's 60-Day-Guarantee, including unlimited remakes and alterations. If you don't like it, you can return it for a full refund.

**Why we think it's revolutionary for fashion:**

- **Zero-inventory:** A capital-efficient approach to clothing
- **Data-driven:** Using data science to replace the tailor
- **Affordable:** Custom clothing at off-the-rack prices
- **Fast:** Custom-fit with rapid turnaround time
- **Dynamic:** Digital fits saved and updated as your body changes

**Sene is trusted by retail, technology, and design leaders:**

- Investors include **Nike**'s former head of strategy, **Under Armour**'s former Chief Digital Officer and former SVP of Connected Devices, and the CEO of **United Entertainment Group**
- Advisors include **Adidas**'s former Chief Supply Chain Officer, **IDEO**'s former Managing Director, and **Alexander Wang**'s former CMO

We believe Sene's model is also **better for the environment**. One of the biggest contributors to apparel pollution and waste is overproduction. Sene's on-demand model solves the problem by fixing it from the beginning - don't make it unless someone needs it.

## Pitch Deck


sene
Making custom possible for everyone

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## Gallery




The Best High-Rise Jeans Are Custom Fit To Your Torso | Kirsten Reviews Her Custom Sene J...
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**The Best High-Rise Jeans Are Custom Fit To Your Torso | Kirsten Reviews Her Custom Sene Jeans.**

Customer Kirsten shares how custom Sene jeans finally fit her torso.

*The above individual(s) were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Media Mentions

GLOSSY  FAST COMPANY  Forbes  Los Angeles Times  GIZMODO  FASHIONISTA

BUSINESS INSIDER

## The Team

### Founders and Officers



**Ray Li**
CEO

Ray is passionate about using design to solve business challenges.

At Sene, Ray is responsible for product, marketing, brand and UX.

He previously led global rebrands at Interbrand for tech and CPG companies and won a Rebrand100 award.

Before that Ray was at Deloitte Consulting managing global technology transformations.

Ray is a Cornell University graduate and a member of the Sphinx Head Society.



**Mark Zheng**
PRESIDENT

Mark is passionate about using data to design creative solutions.

At Sene, Mark is responsible for data science, operations, production and finance.

Mark brings his previous expertise in creating complex valuation models for the healthcare industry. Mark hails from Michigan and is a University of Michigan graduate.

### Notable Advisors & Investors


**Jarrod Moses**
Investor, CEO of United Entertainment Group


**Josh Proctor**
Investor, CFO of Golden State Warriors, Nike's fmr Head Of Strategy NA


**Albert Lee**
Investor, Under Armour's fmr Chief Digital Officer, MyFitnessPal's founder & CEO


**Alan Hunter**
Investor, Chief Creative Officer, Petrol


**Steve Asbell**
Investor, 20th Century Fox, EVP of Production


**Dave Lu**
Investor, Hyphen Capital, Founder


**Eden Chen**
Investor, CEO of Pragma


**Frida Bailey**
Advisor, Adidas, fmr Chief Supply Chain Officer


**Anjali Lewis**
Advisor, Alexander Wang, former CMO


**Beth Viner**
Advisor, BCG Digital Ventures, Senior Partner; IDEO, fmr MD


**Warit Top Tulyathorn**
Advisor, Google, Retail Design Lead

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

## Fundraising Description

| | |
|---|---|
| Round type: | Seed-2 |
| Round size: | US $2,000,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $175,000 |

## Key Terms

| | |
|---|---|
| Security Type: | Preferred Equity |
| Share price: | US $0.524 |
| Pre-Money valuation: | US $12,000,000 |
| Option pool: | 5.0% |
| Is participating?: | False |
| Liquidation preference: | 1.0x |

## Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Transfer Restrictions | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |
| Closing conditions: | While Sene has set an overall target minimum of US $175,000 for the round, Sene must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Sene's Form C. |
| Regulation CF cap: | While Sene is offering up to US $2,000,000 worth of securities in its Seed-2, only up to US $535,000 of that amount may be raised through Regulation CF. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds

### If Minimum Amount Is Raised



Marketing/Growth · Software Dev · Hiring

### If Maximum Amount Is Raised



Marketing/Growth · Software Dev · Hiring · Data Science

## Investor Perks

All investors will receive the following perks according to the amount invested. Receive an **Early Bird perk** when you invest by Friday,  November 19th.

**$2,000 - $2,999 Investment:**

- Lifetime 10% off Sene

*- Early Bird Perk: $50 Gift Credit*

**$3,000 - $4,999 Investment:**

- $50 Gift Credit

- Lifetime 10% off Sene

*- Early Bird Perk: Extra $100 Gift Credit*

**$5,000 - $9,999 Investment:**

- $100 Gift Credit

- Lifetime 10% off Sene

*- Early Bird Perk: 1 Pair Of Custom Jeans/Pants ($149 Retail Value)*

**$10,000 - $24,999 Investment:**

- $200 Gift Credit

- Lifetime 15% off Sene

*- Early Bird Perk: 2 Pairs Of Custom Jeans/Pants ($298 Retail Value)*

**$25,000 - $49,999 Investment:**

- $1,000 in Sene credit

- Lifetime 35% off Sene

*- Early Bird Perk: 2 Pairs of Custom Jeans/Pants & 1 Bomber ($547 Retail Value)*

**$50,000 and Above Investment:**

- $2,000 in Sene credit

- Lifetime 50% off Sene

*- Early Bird Perk: 3 Pairs of Custom Jeans/Pants + 1 Bomber ($646 Retail Value), Dinner With Ray & Mark in Los Angeles + Office Tour*

---

*Perks will be issued once the round has closed and your investment has been funded.*

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

## Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed SAFE | |
| --- | --- |
| Round Size | US $20,000 |
| Closed Date | Nov 1, 2018 |
| Security Type | SAFE Note |
| Valuation Cap | US $6,000,000 |

| Pre-Seed | |
| --- | --- |
| Round Size | US $451,398 |
| Closed Date | Dec 20, 2019 |
| Security Type | Preferred Equity |
| Pre-Money valuation | US $5,000,000 |

| Seed SAFE | |
| --- | --- |
| Round Size | US $315,000 |
| Closed Date | May 1, 2021 |
| Security Type | SAFE Note |
| Valuation Cap | US $12,000,000 |

## Market Landscape



US Suit + Denim Market Sizes

In the clothing space, most people are underserved by the standard size system. By some estimates, over 70% of people have consistent fit issues with standard size clothing, with sizing issues affecting women and men alike.

Sene's market mission is to make custom clothing accessible to people who may have never bought custom clothing. Over 90% of Sene customers are trying custom for the first time.

The global apparel market is worth up to $1.5 trillion. Within this market, the company is targeting three segments:

**Custom Denim:** One of the fastest-growing segments within apparel, the global denim market size was valued at $73 billion in 2020 and is expected to grow at a compound annual growth rate (CAGR) of 6.8% from 2019 to 2025, with total segment revenue forecasted to be $102.4 billion in 2025.

**Custom Suits/Workwear**: While a smaller market, suits represent an evergreen and resilient segment within apparel. Revenue in this segment was estimated at $16 billion in 2021. The market is also expected to grow annually by 3.38% CAGR from 2021 to 2026.

**Custom Athleisure**: The athleisure market size was valued at $155.2 billion in 2018 and is expected to reach $257.1 billion by 2026, registering a CAGR of 6.7% from 2019 to 2026.

Sene aims to provide a fresh alternative for consumers that is accelerated by the following tailwinds:

- Desire for personalization

- Scrutiny of environmental impact

- Demand for inclusivity

- Shift toward responsible ownership of fewer, better things

## Risks and Disclosures

*Failure to obtain new clients could adversely affect results of operations.* The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

*The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.* The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

*Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success.* The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

*In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment.* The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

*Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on the Company.* Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect their business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

*Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales.* The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results.

*The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.* The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

*The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.* Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

*The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.* Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

*In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions.* Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

*Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.* Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

*The development and commercialization of the Company's products and services are highly competitive.* It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cremation market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

*The Company's expenses will significantly increase as they seek to execute their current business model.* Although the Company estimates that it has enough runway to continue operation through the end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

*The Company has an outstanding EIDL loan that is secured debt.* The Company has approximately $149,900 in secured debt due to this EIDL loan as of December 31, 2021. On May 5, 2020, the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (EIDL) with a principal amount of $160,900. Interest accrues at the rate of 3.75% per annum. Installment payments, including principal and interest, begin twelve months from the loan date and the loan matures 30 years from the loan date. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is guaranteed by the company assets. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets.

*The Company has not filed a Form D for its prior offerings of securities.* The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

*The Company has not prepared any audited financial statements.* Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

*The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.* The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



## Sene's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Sene's Form C

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| ⟩ ☐ Financials (3 files) | Aug 14, 2019 | Folder |
| ⟩ ☐ Fundraising Round (1 file) | Aug 14, 2019 | Folder |
| ⟩ ☐ Investor Agreements (1 file) | Aug 14, 2019 | Folder |
| ⟩ ☐ Miscellaneous (4 files) | Aug 14, 2019 | Folder |

## Join the Conversation

Be the first to post a comment or question about Sene.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

> Say something here...                                                    POST

## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

## Making an Investment in Sene

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Sene. Once Sene accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Sene in exchange for your securities. At that point, you will be a proud owner in Sene.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

**How much can I invest?**

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Sene has set a minimum investment amount of US $1,000. Accredited investors do not have any investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a) (6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Sene does not plan to list these securities on a national exchange or another secondary market. At some point Sene may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Sene either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Sene's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Sene's Form C. The Form C includes important details about Sene's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*



# sene

Making custom possible
for everyone

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Problem

# Our bodies are too diverse for a simplistic standard size system

## Inconsistent sizing between companies



THE WALL STREET JOURNAL.
It's Not You. Clothing Sizes Are Broken.
Startups use body-scanning analytics to tackle decades-old problem with nonstandard sizes

"It's Not You, Clothing Sizes Are Broken"
- Wall Street Journal

## Fragmented industry



GOOD AMERICAN
DIESEL
PAIGE
Theory
EVERLANE
BONOBOS
BOSS
kate spade
FRAME
CITIZENS of HUMANITY
J BRAND

## Risky product bets



The New York Times
Diane von Furstenberg's Brand Is Left Exposed by the Pandemic
The fashion designer's potent personal profile obscured the fact that her company, DVF, had been losing money for years. The coronavirus crisis changed all that.
AWARDS
AWARDS

"Diane von Furstenberg's Brand Is Left Exposed By Pandemic"
- New York Times

## Excessive waste

FAST COMPANY
4 simple ways to curb our disastrous addiction to fast fashion

"4 Simple Ways To Curb Our Disastrous Addiction To Fast Fashion"
- Fast Company



# Sene aims to accelerate society's transition to a personal and sustainable approach to clothing.

Unique fit blueprints for each person

Elimination of overproduction

Inclusivity for all shapes, colors and sizes

On-demand supply chain powered by data

Team

# Proven record in marketing, design, technology, and supply chain

9 Full-Time
5 Part-Time

## Key Team Members

9 Full-Time Employees



Ray Li
CEO

Deloitte Consulting · Interbrand

Ray previously led global rebrands at Interbrand, winning the Rebrand100 award. Prior to that, Ray managed global technology transformations at Deloitte Consulting.



Mark Zheng
President

HealthCare Appraisers

Mark previously led company valuations and data anlysis for the healthcare industry.





Luke Droulez
CMO
Fractional

PARACHUTE · LADDER

Luke is head of marketing at PAX Labs. He was employee #1 and former CMO at Parachute Home. He was most recently GM of Ladder and led the company through the Bodybuilding.com acquisition.



Frida Bailey
Supply Chain
Advisor

adidas · RALPH LAUREN

Frida was Chief Supply Chain Officer at Adidas and saved $1BN off their bottom line. Prior to that Frida was head of supply chain for Ralph Lauren for 14 years.



Beth Viner
Technology
Advisor

IDEO · BCG Digital Ventures

Beth is the Managing Partner and global head of consumer at BCG Digital Ventures. She was formerly the MD of IDEO, CEO of Interbrand, and COO of Kickstarter.

## Investors



Jarrod Moses
United Entertainment Group, CEO









Josh Proctor
Golden State Warriors, CFO
Nike, Head Of Strategy (NA) (former)

Albert Lee
Under Armour, Chief Digital Officer (former)
MyFitnessPal, CEO

Dave Lu
Hyphen Capital, Founder

Mark Chou
Bradhurts Ventures, Founder
Away, Head of Growth (former)

Mike Lee
Under Armour, SVP Connected Devices (former)
MyFitnessPal, Co-Founder



Alan Hunter
Petrol Advertising
Chief Creative Officer





Rick Darling
Global Brands Group, CEO
Li & Fung, President USA (former)

Eden Chen
Pragma Platform
CEO



















With over 70% of people consistently having fit issues, most of society is underserved by standard size clothing



$73B

Denim Market Size



$16B

Workwear Market Size



$155B

Athleisure Market Size

# Order custom clothing in 60 seconds without measuring.

"The way Sene turns quiz responses into perfect-fitting apparel is actual sorcery" - Customer Jarrett L



1  Take Sene's SmartFit™ Quiz in 60 seconds

2  Shop from Sene using your custom fit blueprints

3  Receive one-of-a-kind garments in two weeks

4  Enjoy unlimited remakes and alterations until fit is perfect

The above individual(s) were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

# SmartFit™ aims to tailor the entire experience, not just the garment



Dynamic experience launches Q1 2022

| Traditional Apparel | sene |
| --- | --- |
| Same photos, models, & content for all visitors ✗ | ✓ Dynamic content & models using SmartFit |
| Limited data to use before purchase ✗<br>+ Email (via coupon offer) | ✓ Rich customer data early in funnel<br>+ Name<br>+ Email<br>+ Size Data<br>+ Style Preferences |
| Lose access to favorite cuts/styles if cancelled ✗ | ✓ Favorite fits & styles saved in Fit Library |

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# SmartFit™ aims to power a next-gen supply chain

On-demand: 2 week turnaround today --> planned 7 day turnaround in 2022.

**Dynamic Adaptation**
Rapidly adjust product assortment based on customer needs and macro shifts

**One-to-Many**
Individual fabrics/trims can be shared across multiple styles & sizes

**A/B Testing**
De-risk product decisions through iterative product experimentation



# We believe we have achieved strong growth with limited capital

## $3M
revenue run rate
(Jan to Sep 2021)

## $2.6M
TTM Revenue
(Oct 2020 to Sept 2021)

## $786K
outside capital raised to-date

## 70%
estimated gross margin
(2021 estimate for our leading products: suits and jeans)

## 3x
Blended ROAS estimated
(Oct 2020 to Sept 2021)


Revenue Growth By Quarter
$2,000,000
$1,500,000
$1,000,000
$500,000
COVID
WFH begins
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Collection

Innovative fabrics
Minimalist design
Custom-fit
Affordable price
Evergreen categories



FlexTech Suit - $595



FlexTech Bomber - $249



AirJean Men - $149



FlexTech Jogger - $165



Air Slim Straight Jeans - $149



Air Skinny Jeans - $149



Air Loose Straight Jeans - $149



Mom AirJeans - $149

# We believe Sene is best positioned to mainstream custom

| | sene | INDOCHINO<br>Retail Custom | MTAILOR<br>Body Scanning | PROPER CLOTH<br>Data-Driven Quiz |
|---|---|---|---|---|
| | ✔ Remote 60 sec fitting | ✖ 30 min fitting in-store | ✔ Body scanning (5 min) | ✔ Remote fitting |
| | ✔ Seamless & scalable process | ✖ Relies on error-prone manual measurements | ✔ Sizing method has high drop-off | ✔ Seamless & scalable process |
| | ✔ For women & men | ✖ For men | ✖ For men | ✖ For men |
| | ✔ Everyday styles | ✖ Primarily suits | ✖ Primarily dress shirts | ✖ Primarily dress shirts |
| | ✔ Sene owns fit data | ✖ Factory owns fit data | ✖ Factory owns data | ✔ Proper Cloth owns data |
| | ✔ Simple product assortment | ✖ Complicated design options | ✖ Complicated design options | ✖ Complicated design options |
| | ✔ 2 Week turnaround | ✖ 3-4 week turnaround | ✖ 4 week turnaround | ✔ 2.5-3 week turnaround |
| | ✔ 60 Day Guarantee | ✖ No returns | ✔ Free refunds | ✔ Free refunds |

# We plan to continue growing quickly while investing in technology

| | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021 | Q2 2021 | Q3 2021 | proj Q4 2021 | proj Q1 2022 | proj Q2 2022 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | **$ 450,682** | **$ 108,668** | **$ 219,262** | **$ 367,637** | **$ 523,311** | **$ 776,580** | **$ 973,634** | **$ 1,733,410** | **$ 2,673,226** | **$ 3,558,064** |
| COGS | $ 190,980 | $ 63,035 | $ 75,596 | $ 111,148 | $ 186,545 | $ 286,822 | $ 386,752 | $ 675,585 | $ 1,058,491 | $ 1,408,850 |
| Fulfillment | 13,033 | 10,543 | 13,999.53 | 19,770.16 | 37,318.07 | 49,277.67 | 37,864 | 67,410 | 103,959 | 138,369 |
| Bank Fees | 17,720 | 6,816 | 7,641.43 | 14,939.94 | 18,266.60 | 25,448.19 | 32,454 | 57,780 | 89,108 | 118,602 |
| Marketing | 151,698 | 75,224 | 133,798.82 | 208,171.46 | 296,152.46 | 325,185.39 | 360,605 | 642,004 | 990,084 | 1,317,802 |
| **Net Contribution Margin** | 77,252 | -46,950 | -11,774.61 | 13,606.86 | -14,971.75 | 89,846.09 | 155,959 | 290,630 | 431,585 | 574,441 |
| Admin | 82,903 | 40,708 | 32,759.26 | 50,317.47 | 92,747.27 | 136,279.22 | 134,928 | 135,249 | 135,387 | 135,603 |
| Payroll | 76,398 | 69,305 | 57,968.93 | 62,789.75 | 77,468.18 | 90,813.95 | 98,400 | 113,400 | 113,400 | 113,400 |
| **EBITDA** | -82,050 | -156,963 | -102,502.80 | -99,500.36 | -185,187.20 | -137,247.08 | -77,369 | 41,982 | 182,798 | 325,439 |

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

# Innovating in product, technology, content, and supply chain



**2021**

**Q4**

Loose Straight Jeans
Bomber Expansion

**2022**

**Q1**

Custom ABC Pant
Heavy-Weight Denim

**Q2**

Dynamic Content Pilot
Denim Jacket

**Q3**

Recycled Fabric Pilot
Denim Shorts

**Q4**

10 Day
Turnaround

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Thank You

senestudio.com

15

**EXHIBIT E**

*Video Transcripts*

**Suitable, Inc. DBA Sene**
**Video Transcripts**

---

**"Sene - Making Custom Clothing Possible For Everyone"**
Public Overview Video

**[Mark Zheng, President]:** "Traditional custom clothing is for the 1%. It's expensive, it's complicated, and it takes way too much time."

"Our bodies are too diverse for the standard size system, which hasn't changed much since the early 1900s. The standard size system is also bad for the environment, with brands producing over $5B of waste, each year."

**[Ray Li, CEO]:**"Sene is accelerating society's transition to a more personal and inclusive approach to fashion."

"And at the heart of this, is our proprietary SmartFit platform, which takes a manual, time-intensive process, and makes it so simple that anyone can get fitted from the comfort of their home."

"You don't need a measuring tape. You just take our SmartFit quiz, which only takes 60 seconds, by entering basic information like your height, weight, your standard sizes, and how you wish your clothes would fit, and the perfect fit arrives two weeks later."

"It's covered with our 60-day guarantee, which includes unlimited remakes, alterations, and returns. And if you don't like it, return it for free."

**[Mark]: "**We're humbled to be backed by some of the most incredible leaders in the world, who have built iconic brands. Many of them started as customers first, then became investors."

"Not only do they believe in our vision to customize clothing, but they also believe in our vision to customize the entire shopping experience. Like Netflix. Where the entire experience will be customized to the customer, from the models, to the styles."

**[Ray]: "**It was a hard road getting to this point. There was an earlier form of the business: different business model, different set of products, we had a retail store. Mark and I were measuring people in person, for traditional wool suits."

"And we got to a point, where we were two months away from running out of cash. When everyone thought we should give up, we realized that we actually needed to think bigger.

**[Mark]:** "So we created the first version of SmartFit. We got rid of all of our products, and we only created products that we thought deserved to exist in the world."

"This is when Sene was born. We launched our first product, the FlexTech suit, on Kickstarter, in May of 2019. It made over $100,000, in just 14 days. Everything changed afterwards as we jumped into rapid growth. At the end of 2019, we launched the "Air Jean" - Premium Japanese stretch denim that feels incredibly light and comfortable."

"Even with the challenges of COVID, our business doubled from 2019 to 2020.

**[Ray]:** "We've only raised $600,000 and we're now at a $4.3 million revenue run rate. Since our Kickstarter launch in May 2019, we've done over $3.8 million in lifetime revenue."

"And more importantly, SmartFit simply works. The average return rate for e-commerce apparel brands is 35-40%. That is a lot of lost revenue. Ours is 3x better at a 12% return rate."

"But don't take our word for it. This is what our customers have to say."

**[Montage of Customer Testimonial Clips:]** "Look how good they fit!" "It is so comfortable!" "Fit! Everywhere!" "Customer, very satisfied!"

**[Mark]:** "We're at the precipice of a seismic shift in how people experience clothing. Join us as we build a more inclusive and sustainable approach to apparel."

*[Sene Logo]*

--

**"The Best High-Rise Jeans Are Custom Fit To Your Torso | Kirsten Reviews Her Custom Sene Jeans"**
Gallery Video: https://youtu.be/PWbDDrXCfcg

*[Kirsten giving her customer testimonial while wearing custom jeans]*

**[Kirsten]:** "So obviously every, you know, person, especially women struggle with getting jeans that fit. And, like, I have a really long torso, and my waist is really high up."

"It's, like, a serious game changer. Look, it's my actual waist. Small up here, it's wide enough here, it's the right size here, without being too tight or too loose."

"Stays up at my actual waist! Highly recommend Sene! Really, really worth it."

"Also, really great customer service. Thank you guys!"

*["Take the SmartFit Quiz Now" with "sene" logo]*

--

**"Female Bodybuilder Tries Custom Jeans For The First Time | Toni Livers Reviews Sene AirJeans"**
Gallery Video: https://youtu.be/Wm7pgJ_3-tA

*[Toni giving her customer testimonial while wearing custom jeans]*

**[Toni]:** "I am not "perfect". I have no waist. But I have big thighs. I have big calves. And I have a butt."

"I guess nobody's really "perfect". Everyone has their unique curves. But I want to show you guys what Sene did for me. They customized the jeans for me, for my body type, for my imperfections. And they fit great."

"Finally, a pair of jeans that are not slipping down all the time, where I don't have to wear a belt, and where I just feel comfortable in it. Let me show you!"

"You give them your measurements, whatever your measurements are, and your style. And they will customize those jeans only for you!"

*["Create your custom jeans today" with "sene" logo]*

--


**"The Best Stretch Suit of 2021? Graham Morehead reviews Sene's FlexTech Suit"**
Gallery Video: https://youtu.be/NYvz0ZKkikY

*[Graham giving his customer review while comparing a traditional suit to Sene FlexTech Suit]*

**[Graham Morehead]:** "Hi! I'm Graham and this is a suit. It is an old style suit. Oh, it's just so uncomfortable!"

*[Before Sene]* "I mean, this is how it always used to be. You got to either have it fit you, or you gotta have it comfortable; you can't have both."

*[After Sene]* "Now, *this* is a suit worth talking about. Made by Sene. This suit is stretchy. Four-way stretch. It is so comfortable!"

"You can do anything in this suit! It feels like it's made out of yoga-pant material. This stuff is amazing!"

"I can wear it all day. See… it's professional."

*["Take the SmartFit Quiz Now" with "sene" logo]*

--

**"Tatum tries custom Sene jeans for the first time"**
Gallery Video: https://youtu.be/xkKCJVBi5Ac

*[Tatum giving her customer testimonial while wearing custom jeans]*

**[Tatum]:** "Jeans are all so different. You try on a pair of jeans in a size 26, they fit great, and then you go to the next store, you try on a different pair, and they don't fit."

"I just found this company called Sene and they custom-make your jeans, for your measurements. Every single pair is individualized."

"Look how good they fit! Seriously, they fit like a glove. I took a test online, gave them my measurements in a quick and easy test. And now, I have my own custom pair of jeans."

"Literally, so good."

*["Take the SmartFit Quiz Now" with "sene" logo]*

--


**"Sene's FlexTech Suit Review By Guillermo Zapata"**
Gallery Video: https://youtu.be/GCbbpLncTtg

*[Guillermo wearing a FlexTech suit at a restaurant, and reviewing towards a camera]*

**[Guillermo Zapata]:** "This is a special, custom-made suit, by Sene. What is so special about it? It's in the fabric."

"This is a Japanese wrinkle-free fabric and it's mixed in with some elastic material; but it fits! And make you feel good all day long. I mean you can even do sports with it, with a suit on!"

"How do you get it? It's very simple. You just go online, and take a quick, 60-second, SmartFit quiz, and they will ask you about your size, and your height, and the style that you want."

"And if you're talking about the price, it's just a little fraction, small fraction, of what a Prada suit will cost."

"I'm telling you, this is very comfortable, I love the suit. Sene."

*["Take the SmartFit Quiz Now" with "sene" logo]*

--